                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No.    )*


                           Allied Waste Industries, Inc.

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)


                                    019589 30 8
                                   (CUSIP Number)


                                  Robert S. Jaffe
                             Preston Gates & Ellis LLP
                                  701 Fifth Avenue
                                     Suite 5000
                              Seattle, WA  98104-7078
                                   (206) 623-7580

            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)


                                   June 25, 1998

              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3)or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
 CUSIP No.:
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON

             WARREN J. RAZORE

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ###-##-####
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS

             SC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY              10,423,974
                             ---------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER

                                  -0-
         REPORTING           ---------------------------------------------------
          PERSON             9    SOLE DISPOSITIVE POWER
           WITH
                                  10,423,974
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,423,974
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.5%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

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Item 1.   SECURITY AND ISSUER

            This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Allied Waste Industries, Inc. (the "Issuer"). By virtue of the mergers of certain companies held by Warren J. Razore, Mr. Razore has acquired 10,423,974 shares of the Issuer.

            The principal executive offices of the Issuer are located at 15580
N. Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260.

Item 2.   IDENTITY AND BACKGROUND

            This statement is being filed by Warren J. Razore who resides at 7613 Overlake Drive West, Medina, Washington 98004. Mr. Razore is not employed.

            Mr. Razore has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Razore was a shareholder of Rabanco Ltd., Rabanco Recycling, Inc., United Waste Control Corp., Rabanco Intermodal/B.C., Inc., WJR Environmental, Inc., and Alaska Street Associates, Inc., all Washington corporations (the "Razore Companies"). The Razore Companies and Mr. Razore entered into an Amended and Restated Agreement and Plan of Reorganization dated as of June 25, 1998 (the "Merger Agreement"), by and among Rabanco Ltd., Rabanco Recycling, Inc., United Waste Control Corp., Rabanco Intermodal/B.C., Inc., WJR Environmental, Inc., Waste Associates, Inc., Paper Fibers, Inc., MJS Associates, Inc., Alaska Street Associates, Inc., S&L, Inc., all Washington corporations, and SSWI, Inc. and CCAI, inc., both Washington QSSS corporations (together, the "Acquired Companies"); Allied Waste Industries, Inc. ("Allied"), Rabanco Acquisition Company, Rabanco Acquisition Company Two, Rabanco Acquisition Company Three, Rabanco Acquisition Company Four, Rabanco Acquisition Company Five, Rabanco Acquisition Company Six, Rabanco Acquisition Company Seven, Rabanco Acquisition Company Eight, Rabanco Acquisition Company Nine, Rabanco Acquisition Company Ten, Rabanco Acquisition Company Eleven, Rabanco Acquisition Company Twelve; Sphere Solid Waste, Inc., CCA, inc., all Washington corporations, Josie Razore, Marie Schulze and Carmen Sepic. Pursuant to the Merger Agreement, the twelve Rabanco Acquisition Companies merged with and into the Acquired Companies with the Acquired Companies surviving the mergers. The shares of the Acquired Companies, for certain shareholders, including Mr. Razore, were converted into shares of Allied and, for certain shareholders of the Acquired Companies, cash.

            The source of Mr. Razore's consideration under the Merger Agreement was his shares in the Razore Companies. Mr. Razore did not purchase any of the Allied shares with borrowed funds.

Item 4.   PURPOSE OF TRANSACTION

            Mr. Razore acquired the Common Stock of Allied ("Allied Shares") as an investment. In compliance with the federal securities laws and "pooling of interest" requirements, Mr. Razore may sell the Allied Shares from time to time in the open market, subject to registration, or in privately negotiated transactions, and may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions.

            Except as set forth in this Item 4, Mr. Razore has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer,

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including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

            Mr. Razore reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          On June 25, 1998, Mr. Razore entered into the Merger Agreement, as defined in Item 3, by and among Rabanco Ltd., Rabanco Recycling, Inc., United Waste Control Corp., Rabanco Intermodal/B.C., Inc., WJR Environmental, Inc., Waste Associates, Inc., Paper Fibers, Inc., MJS Associates, Inc., Alaska Street Associates, Inc., S&L, Inc., all Washington corporations, and SSWI, Inc. and CCAI, inc., both Washington QSSS corporations (together, the "Acquired Companies"); Allied Waste Industries, Inc. ("Allied"), Rabanco Acquisition Company, Rabanco Acquisition Company Two, Rabanco Acquisition Company Three, Rabanco Acquisition Company Four, Rabanco Acquisition Company Five, Rabanco Acquisition Company Six, Rabanco Acquisition Company Seven, Rabanco Acquisition Company Eight, Rabanco Acquisition Company Nine, Rabanco Acquisition Company Ten, Rabanco Acquisition Company Eleven, Rabanco Acquisition Company Twelve; Sphere Solid Waste, Inc., CCA, inc., all Washington corporations, Josie Razore, Marie Schulze and Carmen Sepic. Pursuant to the Merger Agreement, the twelve Rabanco Acquisition Companies merged with and into the Acquired Companies with the Acquired Companies surviving the mergers. The Articles of Merger were filed with the Washington Secretary of State on June 25, 1998. The shares of the Acquired Companies, for certain shareholders, including Mr. Razore, were converted into shares of Allied and, for certain shareholders of the Acquired Companies, cash. In exchange for his aggregate number of shares in the Razore Companies, totaling 19,507.23 shares, Mr. Razore received 10,423,974 shares of Common Stock. Mr. Razore's beneficial ownership of the Common Stock immediately following the transactions described in the Merger Agreement represents approximately
8.5% of the Issuer's outstanding Common Stock.

            Mr. Razore will have sole voting power and sole dispositive power over the Common Stock that he holds. Mr. Razore has not been a party to any transaction involving the Common Stock, other than the Merger Agreement, in the last 60 days. Mr. Razore knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On June 25, 1998, Mr. Razore entered into the Merger Agreement  (see
Item 5). As part of the transaction described in the Merger Agreement, Mr. Razore and Allied entered into an Affiliates Agreement and an Agreement Regarding Registration Rights. The Affiliates Agreement contains standard representations and agreements by Mr. Razore regarding premerger dispositions of the shares of the Razore Companies and postmerger dispositions of the Common Stock. The Agreement Regarding Registration Rights contains covenants by Allied for shelf and demand registration of the Common Stock upon the request of Mr. Razore. Other than as stated, Mr. Razore has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS

            None.

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                                     SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.




          By   /s/ Warren J. Razore, by Mary J. Razore, his attorney-in-fact
               -------------------------------------------------------------
                     Signature

July 1, 1998

                     EXECUTION OF DOCUMENT AS ATTORNEY-IN-FACT


     I, Mary J. Razore, under and pursuant to the Durable Power of Attorney of my husband, Warren J. Razore, granted to me February 23, 1993, for him and in his name, by my execution of this document, do execute and deliver to the Securities and Exchange Commission and such other entities as may be required by statute or regulations, Schedule 13D filed pursuant to Regulation 13D (the "Document"), in the form signed, as if entirely set forth at this point. The recipient of the Document may rely upon this document for all purposes as my execution of the Document as my husband's attorney-in-fact wherever his signature appears.

     I, as attorney-in-fact for Warren J. Razore, hereby ratify and confirm, in all respects and for all purposes, the effectiveness of his personal signature wherever it may be in the Document or in any other documents related to the transactions which are pursuant to, related to, or contemplated in the Document.

     I have discussed the Document with our legal counsel and I am familiar with the content, purposes and intent thereof.

     Dated this 1st day of July, 1998.


          By   /s/ Warren J. Razore, by Mary J. Razore, his attorney-in-fact
               -------------------------------------------------------------
                     Signature